                                                                 Exhibit 6.05(a)

                              M E M O R A N D U M
                              - - - - - - - - - -

                                  March 5, 2002

To:  Walter Lowry

From: Mike Long

Re:  Your compensation
     -----------------
I am pleased to inform you of your new compensation package, which consists of the following:

     . an annual base salary of $350,000, effective as of January 21, 2002, payable in accordance with Hometore's payroll policy;
     . an option grant of 750,000 options, effective as of January 24, 2002, at an exercise price of $1.76 per share; such options will be subject to six-month cliff vesting, will then vest ratably, on a monthly basis over the remaining term of the option, and will be fully vested, subject to the terms and conditions of the option agreement reflecting the grant, 48 months from the date of grant; and
     . eligibility for an annual bonus for 2002, with a "target" bonus of 100 percent of your annual base salary, subject to achievement of certain goals and objectives (to be determined and discussed with you at a later date).

In addition, enclosed with this memorandum are two copies of an Executive Retention and Severance Agreement to be entered into between Homestore and you. Kindly execute both copies and return them to me. After the Agreement has been executed on behalf of Homestore, we will return one executed copy to you.

Separately, you will be receiving an Option Agreement reflecting the option grant described above.

If you have any questions, please feel free to drop by or give me a call.